Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Midas, Inc.:

We consent to incorporation by reference in the registration statements (Nos. 333-44625, 333-44797, 333-58363, 333-42196, 333-74094, 333-89226, 333-105458 and 333-101559) on Form S-8 of Midas, Inc. of our reports dated March 17, 2005, with respect to the balance sheets of Midas, Inc. as of the end of fiscal years 2004 and 2003, and the related statements of operations, cash flows and changes in shareholders’ equity for each of the fiscal years 2004, 2003 and 2002, management’s assessment of the effectiveness of internal control over financial reporting as of January 1, 2005 and the effectiveness of internal control over financial reporting as of January 1, 2005, which reports appear in the annual report on Form 10-K of Midas, Inc. for the fiscal year ended January 1, 2005.

(signed) KPMG LLP

Chicago, Illinois

March 17, 2005